Corporate Development Capital, LLC's Exemption Report

Corporate Development Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17C.F.R. § 240.15c3-3 *(k)* (2) (i).

Corporate Development Capital, LLC

I, Chris G. Mendrop, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Chris G. Mendrop
Title: President

February 15, 2016